ROBERT C. LASKOWSKI
Attorney at Law
520 S.W. Yamhill
Suite 600
Portland, Oregon 97204-1329

Telephone	Facsimile
(503) 241-0780	(503) 227-2980
e-mail: roblaw@hevanet.com

December 18, 2007

Angela McHale
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Encompass Holdings, Inc.
Preliminary Proxy Statement on Schedule 14C
Registration No. 333-82608
Filed December 7, 2007

Dear Ms. McHale:

This office is corporate counsel to the referenced registrant and in confirmation of our telephone conversation of today, we are responding to your comment letter of December 18, 2007.

As a result of the voluntary resignations of the directors referred to in the Preliminary Information Statement, the special meeting of shareholders described therein has been cancelled and accordingly, the Information Statement is hereby withdrawn.  In addition, the proposed amendments to the registrant’s Bylaws will be adopted by the remaining directors in due course.

The registrant has filed  a report on Item 5.02 of Form 8K for the resignations in question and will file report on Item 5.03 for any amendments to the Bylaws.

Should you require any further information, please contact this office.

Very truly yours,

/s/ ROBERT C. LASKOWSKI

Robert C. Laskowski

/rcl